Mail Stop 3561

August 14, 2006

Edward Miers
President
GREM USA
315 E. Wallace Street
Fort Wayne, IN 46803

>**RE:**   **GREM USA (formerly Global Business Markets, Inc.)**
>   **Form 10-KSB for the Year Ended December 31, 2005 filed April 17, 2006**
>   **Form 10-Q for the Quarter Ended June 30, 2006 filed August 14, 2006**
>   **File No. 0-30567**

Dear Mr. Miers:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A - Controls and Procedures, page 22

1. We note your disclosure that you failed to respond to an SEC comment letter dated September 16, 2005. We believe you should respond to that letter as previously requested. We note that many of the matters raised in the September 16, 2005 letter have been addressed in revised disclosure in the 2005 Form 10-KSB; however, there are certain matters and representations we requested in the 2005 letter that you have not addressed.

Financial Statements

Statements of Cash Flows, page F-7

2. You should present a total of net cash used in operating activities. You show the detail; however, you apparently inadvertently omitted the total. Please revise in future filings.

3. The section showing cash flows from financing activities reports proceeds and payments from notes payable as a net number. In future filings, please revise to show gross proceeds and repayments separately.

Note 2 – Summary of Significant Accounting Policies, page F-8

4. The total of property, plant and equipment is material at December 31, 2005. Please revise future filings to show the depreciable lives of the various classes of fixed assets.

5. The section in Note 2 reporting Comprehensive Income includes disclosure relating to the wrong years. Please correct in future filings.

Note 5 – Capital Stock Transactions, page F-11

6. In the first sentence of Note 5 you disclose that there are 100 million authorized common shares. This statement does not appear to be correct and is inconsistent with other disclosure in this same footnote. In future filings, please delete the disclosure of the 100 million authorized shares. Also, please note that it does not appear necessary or appropriate in this situation to disclose the stock splits for period prior to the periods presented in the document. Please revise in future filings or advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response should be submitted as an EDGAR correspondence file. If you disagree with any of our comments we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Branch Chief